UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Life Time Group Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53190C102
(CUSIP Number)

LNK Partners 81 Main Street White Plains, NY 10601 (914) 824-5900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON LNK Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,431,093
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,431,093
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,431,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53190C102	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON LNK Life Time Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,857,235
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,857,235
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,857,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53190C102	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON LNK Partners III (Parallel), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 213,149
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 213,149
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53190C102	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON LNK GenPar III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,644,242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,644,242
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,644,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53190C102	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON LNK Life Time GenPar, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,857,235
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,857,235
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,857,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53190C102	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON LNK MGP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,501,477
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,501,477
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,501,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53190C102	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON David A. Landau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,501,477
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,501,477
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,501,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53190C102	SCHEDULE 13D	Page 9 of 14

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of each of the following (the “Reporting Persons”):

1.	LNK Partners III, LP
2.	LNK Life Time Fund, LP
3.	LNK Partners III (Parallel), LP (together with LNK Partners III, LP and LNK Life Time Fund, LP, the “LNK Funds”)
4.	LNK GenPar III, LP
5.	LNK Life Time GenPar, LP
6.	LNK MGP III, LLC
7.	David A. Landau

The principal business address for each of the Reporting Persons is:

c/o LNK Partners
81 Main Street
White Plains, NY 10601

Mr. Landau is the controlling member of LNK MGP III, LLC. LNK MGP III, LLC is the general partner of LNK GenPar III, LP and LNK Life Time GenPar, LP, the respective general partners of the LNK Funds.

Mr. Landau is a United States citizen and each of the other Reporting Persons was organized in Delaware.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), the LNK Funds, MSD Capital, L.P., MSD Partners, L.P. (“MSD” and, together with MSD Capital, L.P., “MSD Investors”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC and Bahram Akradi (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the LNK Funds and the other Voting Group Members, see Item 4 below.

CUSIP No. 53190C102	SCHEDULE 13D	Page 10 of 14

Item 3.	Source and Amount of Funds or Other Consideration.

A portion of the Common stock held by the LNK Funds was acquired upon the automatic conversion of the Issuer’s Series A preferred stock in connection with the Issuer’s initial public offering. In connection with the Issuer’s initial public offering, LNK Partners III, LP purchased 1,344,333 shares of Common Stock and LNK Partners III (Parallel), LP purchased 44,555 shares of Common Stock, in each case at a purchase price of $18.00 per share.

Item 4.	Purpose of Transaction.

Stockholders Agreement

In connection with the Issuer’s initial public offering (the “IPO”), the Issuer entered into an amended and restated stockholders agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.

Pursuant to the Stockholders Agreement:

•	so long as TPG (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “TPG Initial Investment Sell-Down”), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, TPG will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, TPG will not be entitled to nominate a director;
•	so long as LGP (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “LGP Initial Investment Sell-Down”), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, LGP will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, LGP will not be entitled to nominate a director;
•	so long as the LNK Funds, MSD Investors, LifeCo or PG, as applicable, (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in the LNK Funds, MSD, LifeCo or PG, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “Other Stockholder Initial Investment Sell-Down”), the LNK Funds, MSD, LifeCo and PG, as applicable, will each be entitled to nominate one director and (ii) has effected the Other Stockholder Initial Investment Sell-Down, the LNK Funds, MSD, LifeCo and PG, as applicable, will not be entitled to nominate a director; and
•	so long as Mr. Akradi serves as Chief Executive Officer of the Issuer, he will be entitled to nominate one director and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to nominate a director.

The Reporting Persons’ nominee to the board of directors of the Issuer (the “Board”) is David A. Landau.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG, and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

CUSIP No. 53190C102	SCHEDULE 13D	Page 11 of 14

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

The calculations of beneficial ownership percentage is based on 191,478,758 shares of Common Stock issued and outstanding as of the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated October 6, 2021.

(a) – (b)

See the cover page of each Reporting Person.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
(d)	None.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 53190C102	SCHEDULE 13D	Page 12 of 14

Item 7.	Materials to be Filed as Exhibits
Exhibit Number*	Description
1	Joint Filing Agreement
2	Third Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.34 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 29, 2021).

CUSIP No. 53190C102	SCHEDULE 13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

LNK Partners III, L.P.

By:	LNK GenPar III, L.P.
its general partner

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK Life Time Fund, L.P.

By:	LNK Life Time GenPar, L.P.
its general partner

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK Partners III (Parallel), L.P.

By:	LNK GenPar III, L.P.
its general partner

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

CUSIP No. 53190C102	SCHEDULE 13D	Page 14 of 14

LNK GENPAR III, L.P.

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK Life Time GenPar, L.P.

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK MGP III, LLC

By:	/s/ David Landau
Name: David Landau
Title: President

/s/ David Landau
David Landau

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the attached statement on Schedule 13D and any amendments. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: October 22, 2021

LNK Partners III, L.P.

By:	LNK GenPar III, L.P.
its general partner

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK Life Time Fund, L.P.

By:	LNK Life Time GenPar, L.P.
its general partner

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK Partners III (Parallel), L.P.

By:	LNK GenPar III, L.P.
its general partner

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK GENPAR III, L.P.

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK Life Time GenPar, L.P.

By:	LNK MGP III, LLC
its general partner

	By:	/s/ David Landau
Name: David Landau
Title: President

LNK MGP III, LLC

By:	/s/ David Landau
Name: David Landau
Title: President

/s/ David Landau
David Landau